As filed with the Securities and Exchange Commission on June 18, 2007
                                                          Registration No. 333 -
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             ------------------------------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                  ------------

                                    TNT N.V.
   (Exact name of issuer of deposited securities as specified in its charter)

                                  ------------

                                      [N/A]
                   (Translation of issuer's name into English)

                                  ------------

                                 The Netherlands
            (Jurisdiction of incorporation or organization of issuer)

             ------------------------------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                  ------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                  ------------

                                  TNT USA Inc.
                             3 Huntington Quadrangle
                                    Suite 201
                            South Melville, NY 11747
                            United States of America
                            Telephone (631) 760 0700
   (Address, including zip code, and telephone number, including area code, of agent for service)

             ------------------------------------------------------

                                   Copies to:

     Paul Burns                                 Patricia Brigantic, Esq.
     Allen & Overy LLP                          Citibank, N.A.
     One Bishops Square                         388 Greenwich Street, 17th Floor
     London, E1 6AO                             New York, New York 10013
     +44 (0)203 088 0000                        (212) 816-0885

             ------------------------------------------------------

It is proposed that this filing become effective under Rule 466:
                                                    |X| immediately upon filing.
                                                    |_|  on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

             ------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares ("ADSs")         50,000,000              $5.00            $2,500,000.00             $76.75
evidenced by American Depositary
Receipts ("ADRs"), each ADS
representing one (1) fully paid
Ordinary Share, par value Euro 0.48
per share, of TNT N.V.
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.

** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.            DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory paragraph.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center and introductory
                                                                   paragraph.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Receipt ("ADRs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Articles (16) and (17).
              securities

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Article (14).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Article (13);
              soliciting material                                  Reverse of Receipt - Article (16).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Articles (14), (16) and (18).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Articles (3) and (6);
              dividends, splits or plans of reorganization         Reverse of Receipt - Articles (14) and (18).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Articles (22) and (23) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Article (13).
              transfer books of the Depositary and the list of
              holders of ADRs

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Articles (2), (3), (4), (6), (7),
              the underlying securities                            (9) and (10).

       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Articles (7) and (8);
                                                                   Reverse of Receipt - Articles (19) and (20).

       (xi)   Fees and charges which may be imposed directly or    Face of Receipt - Article (10).
              indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Article (13).

      The Company has been subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and has filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the "Commission"), which reports can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. The Company has filed a Form 15F ("Form 15F") with the Commission, which has suspended the Company's duty under the Exchange Act to file or submit the reports required under Sections 13(a) or 15(d) of the Exchange Act. Upon the effectiveness of Form 15F, the Company's duty to file or submit reports under Sections 13(a) or 15(d) of the Exchange Act will terminate and the Company will, pursuant to Rule 12g3-2(e)(1), receive the exemption from the reporting obligations of the Exchange Act provided by Rule 12g3-2(b). In order to satisfy the conditions of Rule 12g3-2(b) the Company intends to publish the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act on its internet website, and to translate the information so published into English in accordance with the instructions to Rule 12g3-2(e). The Company has specified in Form 15F the internet website on which it intends to publish such information. The information so published by the Company cannot be retrieved from the Commission's internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission. If the Form 15F is not declared effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with the Commission, and submit to the Commission, certain reports that can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a)(i) Form of Amendment No. 1 to Deposit Agreement, by and among TNT N.V., (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder ("Deposit Agreement"). -- Filed herewith as Exhibit (a)(i).

      (a)(ii) Deposit Agreement, dated as of June 15, 1998, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. -- Filed herewith as Exhibit (a)(ii).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e) Certificate under Rule 466. -- Filed herewith as Exhibit (e)

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement dated as of June 15, 1998, as proposed to be amended by the Form of Amendment No. 1 to Deposit Agreement, by and among TNT N.V., Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 18th day of June, 2007.

                        Legal entity created by the Deposit Agreement, dated as of June 15, 1998, as proposed to be amended by the Form of Amendment No. 1 to Deposit Agreement, for the issuance of American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one (1) Ordinary Share, par value Euro 0.48 per share, of TNT N.V.

                        CITIBANK, N.A., solely in its capacity as Depositary


                        By: /s/ Susanna Ansala
                            -------------------------------------
                            Name: Susanna Ansala
                            Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, TNT N.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Hoofddorp, The Netherlands, on the 18th day of June, 2007.

                                    TNT N.V.


                                    By: /s/ C.H. van Dalen
                                        ----------------------------------------
                                    Name: C.H. van Dalen
                                    Title: Chief Financial Officer

                               POWERS OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints M.P. (Peter) Bakker and C.H. (Henk) van Dalen, to act as his true and lawful attorneys-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 18, 2007.

Signature                                       Title
---------                                       -----


/s/ M.P. (Peter) Bakker                         Chief Executive Officer
----------------------------------------
M.P. (Peter) Bakker


/s/ C.H. (Henk) van Dalen                       Chief Financial Officer and
----------------------------------------        Member of Board of Management
C.H. (Henk) van Dalen


/s/ H.M. (Harry) Koorstra                       Member of Board of Management
----------------------------------------
H.M. (Harry) Koorstra


/s/ M.C. (Marie-Christine) Lombard              Member of Board of Management
----------------------------------------
M.C. (Marie-Christine) Lombard


/s/ J.H.M. (Jan) Hommen                         Chairman, Supervisory Board
----------------------------------------
J.H.M. (Jan) Hommen

Signature                                       Title
---------                                       -----


/s/ J.M.T. (James) Cochrane                     Vice Chairman, Supervisory Board
----------------------------------------
J.M.T. (James) Cochrane


/s/ V. (Victor) Halberstadt                     Member, Supervisory Board
----------------------------------------
V. (Victor) Halberstadt


/s/ M. (Mary) Harris                            Member, Supervisory Board
----------------------------------------
M. (Mary) Harris


/s/ G. (Giovanna) Kampouri Monnas               Member, Supervisory Board
----------------------------------------
G. (Giovanna) Kampouri Monnas


/s/ R. (Roger) King                             Member, Supervisory Board
----------------------------------------
R. (Roger) King


/s/ W. (Wim) Kok                                Member, Supervisory Board
----------------------------------------
W. (Wim) Kok


Authorized Representative in the U.S.

/s/ Mary Conway LaPonte
-------------------------------------
Mary Conway LaPonte

                                Index to Exhibits

                                                                   Sequentially
Exhibit             Document                                       Numbered Page
-------             --------                                       -------------

(a)(i)              Form of Amendment No. 1 to Deposit Agreement

(a)(ii)             Deposit Agreement, dated as of June 15, 1998

(d)                 Opinion of counsel to the Depositary

(e)                 Certification under Rule 466